                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549



                            REPORT OF FOREIGN ISSUER


                    PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
                        SECURITIES EXCHANGE ACT OF 1934




                                 FOR THE MONTH
                                       OF
                                   APRIL 1996



                           NAM TAI ELECTRONICS, INC.
                         (Registrant's name in English)




                  Citco Building, Wickhams Cay, P.O. Box 662,
                   Road Town, Tortola, British Virgin Islands
                    (Address of principal executive offices)
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NAM TAI ELECTRONICS, INC.                              NEWS RELEASE
SUITE 530 - 999 WEST HASTINGS STREET                   CONTACT: WENDY WISEMAN
VANCOUVER, B.C.  CANADA  V6C 2W2                                P.R. SECRETARY
TEL:  (604) 669-7800  FAX:  (604) 669-7816
TOLL FREE TEL & FAX:  1-800-661-8831


                      NAM TAI ELECTRONICS, INC. ANNOUNCES
                                CORPORATE UPDATE


VANCOUVER, CANADA April 10, 1996 -- Nam Tai Electronics, Inc. ("Nam Tai" or the "Company") (NASDAQ/NMS Symbol: NTAIF) today announced the following:

NEW FACTORY LAND
The right of use of land on which Nam Tai's new factory complex has been constructed is held under contract with the City Government of Shenzhen, China. This contract for lease tenure has been extended from thirty to fifty years, benefiting the Company by providing confirmation that Nam Tai has the right of use of the property for a longer period of time than originally anticipated and allowing for a reduction in annual depreciation charges relating to the new factory complex.

FILING OF THE FORM 20-F
The Company confirms electronic filing of its 1995 Form 20-F dated April 1, 1996 with the U.S. Securities Exchange Commission in EDGAR (Electronic Data Gathering And Retrieval) format.

Nam Tai is registered in the British Virgin Islands and maintains offices in Hong Kong and Vancouver, Canada. It designs, develops, manufactures, assembles and sells consumer electronic products manufactured by it in the People's Republic of China at its ISO 9001 certified operations. The Company's products include personal organizers, spell checkers, dictionaries, LCD modules, IC card readers and calculators. To position itself to manufacture more sophisticated products, the Company has made advances in the use of COB, SMT, TAB, OLB and FPHS technologies. The Company's customers include Canon, Casio, Citizen, Matsushita Battery, Nintendo (which orders through Sharp), Optrex, Radio Shack, Sanyo Electric, Seiko Instruments, Sharp and Texas Instruments.

                                     -end-
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NAM TAI ELECTRONICS, INC.                              NEWS RELEASE
SUITE 530 - 999 WEST HASTINGS STREET                   CONTACT: WENDY WISEMAN
VANCOUVER, B.C.  CANADA  V6C 2W2                                P.R. SECRETARY
TEL:  (604) 669-7800  FAX:  (604) 669-7816
TOLL FREE TEL & FAX:  1-800-661-8831



                      NAM TAI ELECTRONICS, INC. ANNOUNCES
                   NEW CONTRACT FOR SHENZHEN NAMTEK CO., LTD.


VANCOUVER, CANADA April 18, 1996 -- Nam Tai Electronics, Inc. ("Nam Tai" or the "Company") (NASDAQ/NMS Symbol: NTAIF) today announced that its wholly owned subsidiary, Shenzhen Namtek Co., Ltd. ("Namtek"), has received a second major contract since commencement of operations in January 1996.

Namtek has contracted with Toshiba Corporation for the development of Software Development Tools for Toshiba's micro-processor business. Technology developed by Namtek will be used in this project to increase the efficiency of programs used to write and test new micro-processor software.

Namtek is rapidly growing and diversifying its activities with customers such as Seiko Instruments, Inc. and Toshiba Corporation. It is not only offering software development support to Nam Tai's OEM customers but is also expanding its own business through technologies such as Software Development Tools which improve the efficiency of software development.

Namtek was established to develop and commercialize software for the consumer electronics industry, particularly for products manufactured by Nam Tai. Mr. M.K. Koo, Chairman of the Company expressed, "We are pleased that our expertise has been recognized by a major corporation such as Toshiba and also with the progress of our new subsidiary. We are confident Namtek will be a growing contributor to Nam Tai's future success."

Nam Tai is registered in the British Virgin Islands and maintains offices in Hong Kong and Vancouver, Canada. It designs, develops, manufactures, assembles and sells consumer electronic products manufactured by it in the People's Republic of China at its ISO 9001 certified operations. The Company's products include personal organizers, spell checkers, dictionaries, LCD modules, IC card readers and calculators. To position itself to manufacture more sophisticated products, the Company has made advances in the use of COB, SMT, TAB, OLB and FPHS technologies. The Company's customers include Canon, Casio, Citizen, Matsushita Battery, Nintendo (which orders through Sharp), Optrex, Radio Shack, Sanyo Electric, Seiko Instruments, Sharp and Texas Instruments.

                                     -end-
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         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.



                                        For and on behalf of
                                        Nam Tai Electronics, Inc.
                                        by



                                        (S.d.) Koo Ming Kown
                                        --------------------------------------
                                        Koo Ming Kown
                                        Chairman

Date:  May 10, 1996